November 29, 2010

VIA EDGAR AND E-MAIL

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    ProShares Trust (the “Trust”) (File Nos. 333-89822; 811-21114)

Dear Mr. Sandoe:

Pursuant to Rule 461 under the Securities Act, on behalf of the Trust and the Trust’s principal underwriter, SEI Investments Distribution Co., we respectfully request that Post-Effective Amendment No. 29 under the Securities Act of 1933 and Amendment No. 36 under the Investment Company Act of 1940 to the Trust’s registration statement on Form N-1A, relating to ProShares RAFI® Long/Short be declared effective on Tuesday, November 30, 2010, or as soon as possible thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Robert Borzone at (240) 497-6361.

Very Truly Yours,

PROSHARES TRUST

/s/ Amy R. Doberman

Amy R. Doberman

Chief Legal Officer and Secretary

SEI INVESTMENTS DISTRIBUTION CO.

/s/ Karen E. LaTourette

Karen E. LaTourette

Chief Compliance Officer & Assistant Secretary

cc:    Robert Borzone, Esq.